CUST2MATE SMART CART PLATFORM

A2Z Cust2Mate Presentation

Forward Looking Statement & Risk Factor

All content, including text, graphics, images, and information, contained in or available through this presentation is for general information purposes only. Opinions and estimates offered constitute our judgment and are subject to change without notice, as are statements of financial market trends, which are based on current market conditions. We believe the information provided here is reliable, but we do not warrant its accuracy or completeness. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. The views and strategies described herein may not be suitable for all investors. This material has been prepared for informational purposes only, and it is not intended to provide, and should not be relied on for, accounting, legal, tax advice, or investment matters. The reader is advised and encouraged to consult their own professional advisers for confirmation of the facts and to seek contrary opinions.

A2Z Smart Technologies Corp. (“A2Z”) and its subsidiary Cust2Mate, Ltd. (“Cust2Mate”) cautions that certain statements in this presentation are forward-looking statements. All statements, other than statements of historical facts, contained in this presentation, including statements regarding Cust2Mate 's future results of operations or financial condition, prospects, business strategy and plans, and objectives of management for future operations, the success of sales and marketing efforts, the extent of market acceptance for Cust2Mate products and services, Cust2Mate 's ability to develop and bring to market new or enhanced products, Cust2Mate 's international ventures, and regulatory environment and continuing uncertainty in the global economic environment, are forward-looking statements. The words "believe," "will," "may," "estimate," "continue," "projection", "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially," or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors. The forward-looking statements contained in this presentation speak only as of the date the statements are made and are based on information available to the company at that time and/or management's good faith. A2Z and Cust2Mate assume no obligation to update forward-looking statements to reflect actual performance or results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. Accordingly, investors should not put undue reliance on any forward-looking statements.

Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- Market Volatility: The value of investments in A2Z may fluctuate due to market conditions, including economic downturns, industry trends, and geopolitical events. Investors should be prepared for potential volatility in the stock price and the possibility of losses.
- Competitive Landscape: A2Z operates in a highly competitive market with numerous players offering similar products and services. Intense competition may impact the company's market share, pricing power, and profitability. Failure to effectively differentiate itself or respond to competitive pressures could negatively affect A2Z's financial performance.

Forward Looking Statement & Risk Factor (cont.)

- Technology and Innovation: A2Z's success relies on its ability to develop and maintain innovative technologies, products, and services. Rapid technological advancements, changing consumer preferences, or failure to adapt to emerging trends may render A2Z's offerings less attractive or obsolete, potentially impacting its competitive position and financial results.
- Regulatory and Legal Compliance: A2Z operates in a regulated environment and must comply with various laws, regulations, and industry standards. Non-compliance with these requirements, including data protection, privacy, and intellectual property laws, could lead to legal actions, fines, reputational damage, or disruption of business operations.
- Dependence on Key Customers: A2Z's revenue may be concentrated among a few key customers, making the company vulnerable to the loss of any significant customer relationship. Changes in customer preferences, business decisions, or financial instability of key customers could adversely impact A2Z's financial performance.
- Supply Chain and Manufacturing Risks: A2Z relies on third-party suppliers for components and manufacturing processes. Disruptions in the supply chain, such as delays, quality issues, or inability to secure necessary materials, could impact product availability, delivery schedules, and customer satisfaction.
- Intellectual Property Protection: A2Z's success depends on its ability to protect its intellectual property rights, including patents, trademarks, and trade secrets. Unauthorized use or infringement by competitors could harm A2Z's market position and competitiveness.
- Financial Performance and Capital Requirements: A2Z's financial performance may fluctuate due to various factors, including changes in market demand, pricing pressures, operating costs, and macroeconomic conditions. Additionally, the company may require additional capital to fund research and development, expansion plans, or other strategic initiatives, which could dilute existing shareholders' interests.
- Cybersecurity and Data Privacy: A2Z collects and processes sensitive customer data, making it susceptible to cyber threats, data breaches, or unauthorized access. Failure to adequately protect customer information or comply with data protection regulations could result in financial losses, reputational damage, or legal liabilities.
- Macroeconomic Factors: A2Z's financial performance may be influenced by macroeconomic factors, such as inflation, interest rates, currency exchange rates, and global economic conditions. Economic downturns or adverse economic events could impact consumer spending, business investments, and demand for A2Z's products and services.

Any discussion or forecast contained in this presentation regarding past or proposed outcomes is solely for illustrative purposes and should not be relied upon as a guarantee or indication of future outcomes, industry trends, financial performance, development, executional or growth performance. The actual results and trends may vary and are subject to a variety of factors, including market conditions, competition, regulatory changes, and other unforeseen circumstances. The forward-looking statements contained in this presentation are based on management's good faith and assumptions made at the time of the statement, and A2Z and Cust2Mate assume no obligation to update or revise any forward-looking statements, except as required by applicable securities laws. Investors are cautioned not to rely excessively on any forward-looking statements and should consult their own professional advisers for advice on the specific facts and circumstances of their investment decisions.

Overview


Welcome to
the smart cart
revolution!

Cust2Mate is the global leader of smart-cart based solutions that power the "connected store"

- Leading developer and provider of smart shopping cart solutions with over 5,000 carts deployed and ordered
- Our solution maximizes shopper's engagement, optimizes store operations through automation and data-driven actionable insights by bringing the online experience to the physical store
- Global expansion and revenue ramp-up in progress with marquee international retailers as customers
- Proprietary, one-stop-shop retail platform solution, based on best-of-breed hybrid technologies
- Unique subscription-based business model allows flexible scaling and accelerated ROI
- A team with global retail experience of 200+ years
- Subsidiary of the publicly traded A2Z Smart Technologies (Nasdaq: AZ) (TSXv:AZ)

INVESTORS PRESENTATION

Brick-and-Mortar Retailers Face Many Challenges



- Remove friction
- Provide personalization
- Fight retail theft
- Automate for in-store efficiencies & labor repurposing
- Develop new revenue streams
- Connect offline and online
- Optimize store operations

OUR SOLUTION

Cust2Mate's Smart Cart

The most secure, engaging, data driven, smart cart platform. Designed to maximize shoppers' engagement, optimize store operations and connect online with the physical store.


Welcome

VALUE

Providing Many Benefits To Retailers

The Cust2Mate smart shopping cart was built to solve 4 main pain points of grocery retailers:

- Increase revenue and profit
- Improve customer satisfaction & loyalty
- Reduce shrinkage
- Enhance in-store operational efficiency

INCREASE REVENUE AND PROFITS

Convenient shopping experience and better service lead to bigger shopping carts. Real time contextual and personalized offers increase purchases. The ability to monetize retail media at the store bring new revenue streams.

IMPROVED CUSTOMER SATISFACTION & LOYALTY

Effortless shopping experience, with no lines, supported by friendly UI and many support features, and augmented by personalized offering, lead to happy returning customers.

REDUCE SHRINKAGE

5 layers of protection: Scan / CV & AI / Security Scale / RFID / Analytics reduce the number of mistakes, mischiefs and mis-scans. Reducing shrinkage and improving profits.

ENHANCE IN-STORE OPERATIONAL EFFICIENCY

The streamlined checkout process enables staff repurposing.
Data-driven insights about shopping patterns, preferences and more enable optimization of offering, inventories, store layout, promotions ... resulting in cost savings and better operations.

VALUE

And Many Benefits To Shoppers



FRICTIONLESS FRIENDLY SHOPPING

Customers can process payments on the cart and go, eliminating long checkout lines. They use the cart's large screen with friendly app, including loyalty club connection, shopping lists, transaction management, information services and more … Shopping becomes frictionless, more efficient, and less stressful.

CONTEXTUAL, LOCATION-BASED REAL TIME OFFERS

Cust2Mate smart carts are a retail media platform. Based on shoppers' profile, purchase history, real time activity and in-store location, we enable the retailer to tailor and provide personalized promotions, discounts and coupons in real-time, making shopping more affordable and rewarding.

INFORMED SMARTER SHOPPING

Cust2Mate smart carts provide detailed information on products, including allergen warnings, ingredients, nutritional value, sustainability, in-store navigation, etc. This can help shoppers make better purchasing decisions.

EXECUTIVE SUMMARY

Large Fast Growing Addressable Market


Global Smart Shopping Carts Market ($B)
CAGR = 27.5%
3.7
9.7
2026
2030

Source: Global Smart Shopping Cart Market. July 2023, 360 iResearch

- Transactions Processed by Frictionless Checkout 2025 = $390B

  [Juniper research - Digital Retail Technologies: Adoption, Implementation & Strategy 2020-2025]

- Global Self Checkout Market in 2027 = $8B (CAGR of ~15%)

  [Grand View Research - Self-checkout Systems Market Report 2023-2030]

- Over 60 million carts in the world available for retrofitting

  [Research & Media - Global Smart Shopping Cart Market Research Report 2023]

- USA Retail shrinkage in 2021= $94.5B (growing fast)

  [NRF (National Retail Federation) - National Retail Security Survey 2022]

- Global retail media market = $140B (CAGR of ~20%)

  [eMarketer & insider Intelligence - Retail Media Ad Spending Forecast 2022]

EXECUTIVE SUMMARY

Business Model

- Subscription based/leasing
- Cust2mate retains ownership of the cart
- Lower manufacturing costs with scale
- Achieve steady revenue growth with growing install base and diversified platform offerings
- Retail media platform advertising revenue share
- Win-win-mutually beneficial with retail partners

SUBSCRIPTION MODEL

- Minimal upfront payment with multiyear subscription agreement
- Monthly subscription fee includes SW updates, SW & HW support and maintenance.

REVENUE SHARE

- Revenue Share on retail media, coupons and incremental value generated by the Cust2Mate smart cart

UPSELLING

- Monetize unique data collected by the Cust2Mate smart cart system, transformed into actionable insights and intelligence and leveraged to provide targeted & personalized offerings

OUR SOLUTION

State of The Art Smart Cart Platform

Cust2Mate solution is designed to transform any traditional shopping cart into a smart cart



- Clip-on device, installed locally & retrofits any cart
- Carts can be taken outside of the store
- Large 13.3" touchscreen with friendly UI
- Media and commercials — Digital real-estate
- 5 layers of product identification and security— Computer Vision (CV) & Artificial Intelligence (AI), Radio Frequency Identification (RFID), scanner, security scale, anomaly detection
- On-cart payment
- Integrates with store systems (PoS, loyalty, catalog, etc.)
- Advanced Retail Media & digital value-added services platform
- 360 System — real time backend system for store staff, remote cart fleet management, dashboards and one central data base
- Big data — Providing Business Insights based on shoppers' behaviors

DEVELOPER OVERVIEW

Smart shopping cart platform

Cust2Mate offers an open API, providing opportunities for creative solutions and new experiences for shoppers. Retailers can enhance the shopper experience with 3rd party apps and generate valuable data insights and incremental revenue.

- Meal planning and recipe apps that offer personalized meal suggestions based on the items in a shopper's cart
- Dynamic pricing based on unique data provided by the barcode scanned, e.g. expiry dates, locally sourced produce, etc.
- Fitness and wellness apps that suggest healthy food options and provide exercise recommendations
- Loyalty program apps that offer personalized rewards and discounts based on a shopper's purchase history and behavior.


My List
Store Map
SAVE
Navigate to my products


Overview - New York branch
1,200
982
12,560
8


0.000kg
Allergies
Notify Me
SAVE
Add to cart
Search
Fruits
Veggies
Bakery
$22.60


1+1
Free
Hunt's
TOMATO KETCHUP
Cust²Mate
Type Barcode
Fruits
Veggies
Bakery
-$5.90
$28.80

WHO ARE WE

Our Trusted Partners in Retail Innovation

ASUS

hex 1011

TOSHIBA

accenture

Lenovo

IR2S

Edgify

FLEXTRONICS

NCR

sensepass

EXECUTIVE SUMMARY

Significant Global Market Traction

MIGROS (TURKEY)

YOCHANANOF (IL)

HASTOCK (IL)

CHEDRAUI (MX)

MORTON WILLIAMS (USA)

CARREFOUR (FR)

MONOPRIX (FR)



EXECUTIVE SUMMARY

Our Smart Carts Bring Results



- Serving thousands of shoppers every day, and scaling fast
- Additional stores can be implemented in 1 day
- 75% returning customers (shoppers)
- Average basket size up-to 75% bigger than regular carts & SCO
- Up-to 5 cashier lines were removed
- Average items in the cart - 43
- Shoppers satisfied with 4.1 out 5 rating

* Based on commercial customer measured results

COMPETITION

Cust2Mate is a Global Industry Leader

OTHER SMART CARTS PLAYERS

Cust2Mate is a global smart cart industry leader, serving customers globally . Our modular kit with the clip-on device retrofits any cart and installed locally. We leverage true sensor fusion providing the most secured solution (AI, Scanner, Security Scale, RFID, and Anomaly Detection). Our open platform enables personalized and targeted offerings and 3rd party value added services.

SELF CHECKOUT (SCO)

High capital costs, poor customer service, increased theft, inefficient store operations, strained resources, affects loyalty, profits, and wastes time.

IMAGE RECOGNITION

AI and image recognition are future-focused but currently face technological hurdles, with low success rates. Training the software on myriad SKUs is lengthy, costly, and inefficient. Requires high computing & infrastructure costs. Furthermore, AI struggles to adapt to various product types like clothes sizes, meats, cheeses, and over-the-counter items.

SCAN AND GO

Small screens hinder customer experience and there's no room for extra digital services or enhanced info. Lack of on-cart fraud protection, payment options, and full user experiences fall short of the capabilities offered by our Cust2Mate products.

STRATEGY

Key Strategy Elements



- Product redesign to ease and accelerate penetration — Redesigned and reengineered for significant cost reduction to drive pricing down; Move from full cart to clip-on panel that can retrofit any cart; Modular solution; Move to lower cost 3rd party manufacturing.

- R&D ramp up to enhance functionality — Broadening the scope of sensor fusion capabilities' – Computer Vision, Image Recognition and AI; Strengthening big data, generative AI and machine learning competences and functionality.

- Aggressive global go to market — Local direct sales teams with inside sales methodology; channel partners with local operations capabilities; Customer success team; Rebranding; Digital marketing; Local and account-based marketing (ABM) activities; PR and AR.

- Business development to complement offering and reach —
  With digital ecommerce / retail media platforms players for contextualized real-time offers and advertisements.
  With technology players for specific technological elements like location based, payments, etc.
  With value added service and content players, to enrich functionality and shopper experience .

EXECUTIVE SUMMARY

Leadership

BenTsur Joseph

CEO and Chairman, A2Z



A serial entrepreneur, BenTsur Joseph has vast experience establishing successful companies and expanding them into new markets and industries. With several patents to his name and a proven track-record, BenTsur is the driving force leading A2Z into the future.

- Chairman of the international Elad Hotels chain
- Director of MARLAZ Holdings, with a portfolio of publicly traded industrial, real estate, communications, and hi-tech companies
- CEO of DIG Ltd., which produces and markets electronic components

Guy Mordoch

CEO, Cust2Mate



Operational growth specialist. Leveraging his multi-industry and global leadership skills & experience in the past 25 years, Guy Mordoch has an impressive track record of successfully transforming and building new businesses by creating infrastructure for scale with operational excellence, developing products & solutions, and penetrating into new markets.

- Senior VP at Comverse and Amdocs
- Chief Operating Officer at Trax Retail
- Senior Vice President & Head of EMEA at BearingPoint Consulting
- Chief Operating Officer at AU10TIX

Leadership

Gadi Graus

President, A2Z



Gadi levin

CFO, A2Z



Danny Bechar

CTO, Cust2Mate



Ammon Peleg

CTO, A2Z



Golan Drori

Head of Supply Chain Mgt., Cust2Mate



EXECUTIVE SUMMARY

Financials

CAGR

248% (2021-2022)

Gross Margin

20% (2022)

Revenue: Annual ($K USD)


$ 2,685
$ 9,351
$ 10,056
2021
2022
2023 YTD
Q1-Q3

* Q3 2023 revenue is unaudited

Contact us



CORPORATE CONTACT

Company
info@cust2mate.com

MEDIA/PRESS CONTACT

A2Z Mediaroom
pr@a2zas.com

INSTITUTIONAL INVESTORS

John Gildea
VP of Corporate Communications john@a2zas.com

INVESTOR RELATIONS

Hayden IR
Brett Maas, Managing Partner
brett@haydenir.com

RETAIL PARTNERSHIPS

Guy Mordoch
CEO, Cust2Mate
guy.mordoch@cust2mate.com













Thank You!